July 16, 2014	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

RE:	Speed Commerce, Inc. Registration Statement on Form S-3 Filed June 27, 2014 File No. 333-197090

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc, (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Mr. Matthew Crispino dated July 10, 2014 (the “Comment Letter”) to the Company’s Registration Statement on Form S-3 filed on June 28, 2014 (the “Form S-3”). For the Staff’s convenience, each response is preceded by the related Staff Comment.

Registration Statement on Form S-3

Calculation of Registration Fee

Comment 1.

You state that the shares registered “include such indeterminate number of shares of Common Stock as may be issuable . . . from changes in the conversion price . . . and . . . from changes in the exercise price of such warrants.” Please revise your fee table footnote to clarify that you are only seeking to register, by means of Rule 416, additional shares underlying the warrants that are issuable as a result of stock splits, stock dividends and similar transactions. You may not use Rule 416 to register shares issuable as a result of other types of anti-dilution provisions, such as the conversion price adjustments for the Series C Preferred Stock and the warrants. In order to cover securities issuable as a result of the types of anti-dilution provisions falling outside the scope of Rule 416, you must register a good-faith estimate of the number of shares so issuable. For guidance, see Securities Act Forms Compliance and Disclosure Interpretations 116.18.

Securities and Exchange Commission

July 16, 2014

Response 1.

We hereby confirm for purposes of this Registration Statement that Rule 416 will not be applicable to additional shares issuable as a consequence of the full and weighted average-ratchet price adjustments contained in the Series C Preferred Stock and the Warrants. Appropriate changes have been made to footnote 2 to the Calculation of Registration Fee table.

Selling Shareholders, page 5

Comment 2.

Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. With respect to any selling shareholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling shareholders as underwriters.

Response 2.

The selling shareholders have confirmed that none are broker-dealers or affiliates of a broker-dealer. A statement to this effect has been included in the Selling Shareholder section on page 5 of the Registration Statement.

Description of Capital Stock

Preferred Stock, page 9

Comment 3.	Please expand your discussion of the Series C Preferred Stock and Warrants to disclose the mechanics of the conversion price and exercise price adjustments.

Response 3.

We have updated the discussion in the Registration Statement to include a more detailed explanation of the full and weighted average-ratchet provisions in the Series C Preferred Stock and the Warrant. The updated discussion occurs at three places in the Registration Statement: page 4 (Recent Developments); page 10 (Description of Capital Stock – Series C Preferred Stock); and, page 11 (Description of Capital Stock – Warrants).

Securities and Exchange Commission

July 16, 2014

Information Incorporated by Reference, page 12

Comment 4.	You incorporate by reference a Form 8-K filed on April 14, 2014, but no filing was made on that day. Please revise or advise.

	Response 4.	We corrected the typographical error noted and revised the reference to the Form 8-K filed on April 4, 2014. We have also updated the list of Form 8-Ks to include subsequently filed Form 8-Ks.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc:     Ryan F. Urness (Speed Commerce, Inc.)

Exhibit A

[Speed Commerce Corporation Logo]

July 16, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

RE:	Speed Commerce, Inc. Registration Statement on Form S-3 Filed June 27, 2014 File No. 333-197090

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated July 10, 2014, to Speed Commerce, Inc. (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan F. Urness

Ryan F. Urness

Secretary and General Counsel